Exhibit (a)(1)(vii)

HESKA CORPORATION

3760 Rocky Mountain Avenue

Loveland, Colorado 80538

August 27, 2012

Dear Stockholder:

Heska Corporation, sometimes referred to herein as the Company, has announced that it is offering to purchase all of its common stock held by persons who owned, of record or beneficially, 99 or fewer shares as of the close of business on August 21, 2012, the record date for the offer, and continue to hold such shares through the expiration date of the offer identified below for a purchase price of $8.50 per share. Stockholders who owned more than 99 shares as of the close of business on August 21, 2012 are not eligible to participate in the offer. The purchase price represents a $0.47 premium over $8.03, the last sales price for our common stock as reported on the Nasdaq Stock Market on August 21, 2012.

Eligible stockholders who possess their stock certificates will receive $8.50 per share when tendered to Continental Stock Transfer & Trust Company, the depositary for the offer. No brokerage or other fees will be charged.

Stockholders holding their shares with a broker, bank or other nominee will need to contact their broker, bank or other nominee directly for information concerning any transaction costs that may be charged by such nominee for tendering their shares in the offer.

Enclosed with this letter are various documents discussing the offer. A full description of the terms of the offer and the reasons we are making the offer are included in the enclosed offer to purchase dated August 27, 2012. Although we encourage you to review all of the enclosed documents in their entirety, a summary of the terms of the offer is set forth on pages 1 and 2 of the enclosed offer to purchase. For your convenience, we have also enclosed with this letter, and included in the offer to purchase, a list of commonly asked questions and their answers.

The purposes of the offer are (i) to utilize a portion of our available cash in an effective manner to return value to our stockholders at a price per share that is attractive to us at the time of the offer and that is consistent with our previously disclosed dividend and stock buyback practices and permissible under the current terms of our Third Amended and Restated Credit Agreement, as amended, with Wells Fargo Bank, National Association, and (ii) to provide our stockholders owning 99 or fewer shares as a result of our December 2010 reverse stock split or otherwise the opportunity to obtain liquidity in their shares while incurring potentially lower transaction expenses than would be expected to be incurred by them if their shares were sold on the open market.

The offer will expire at 5:00 p.m. Eastern time on October 2, 2012, the expiration date, unless extended or earlier terminated.

If, after reading the offer to purchase, you still have questions, please feel free to contact the Company at (970) 493-7272, Morrow & Co., LLC, the information agent for the offer, at (800) 607-0088, or Continental Stock Transfer & Trust Company, the depositary for the offer, at (917) 262-2378. We also urge you to read the documents you have received relating to the offer and give the matter your full consideration.

Very truly yours,

Robert B. Grieve, Ph.D.
Chief Executive Officer and Chairman of the
Board of Directors